1-12510

SECURITIES AND EXCHANGE COMMISSIO[N]

Washington, D.C. 20549

02057289

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: September 17, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: +31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On August 29, 2002 Koninklijke Ahold N.V. (the "Company") held an Analyst Meeting in Zaandam, The Netherlands. A copy of the slide presentation used by Cees van der Hoeven, President and Chief Executive Officer of the Company, and A. Michael Meurs, Executive Vice President and Chief Financial Officer of the Company, as well as two schedules distributed at the meeting regarding quarterly sales and number of stores per region and the return on investment capital by region, are attached hereto as Exhibits 1, 2, and 3, respectively. The presentation by Mr. Van der Hoeven covered the Company's results for the 28-week period from December 31, 2001 through July 14, 2002 (the "First Half 2002") and the Company's strategic outlook. The presentation by Mr. Meurs provided a financial review regarding the Company for the First Half 2002. On August 29, 2002 the Company's CEO, Mr. Van der Hoeven, also delivered a speech in connection with the results for 12-week-period from April 22 through July 14, 2002 and for the First Half. The text of the speech is attached hereto as Exhibit 4.

On September 2, 2002, officials of the Company spoke at a roundtable forum. Some of the information provided at this forum is as follows:

- The Company is considering potential divestments of non-core operations and unprofitable core operations that are not expected to become profitable in the long-term.

- The Company's premiums for pensions in the United States for its fiscal year ending December 28, 2003 is expected to be almost double what the Company is expected to pay for its fiscal year ending December 29, 2002.

On September12, 2002, the Company announced that its wholly owned subsidiary, U.S. Foodservice, had reached agreement to acquire certain assets and assume certain liabilities of Lady Baltimore Foods, Inc., a regional broadline foodservice distributor based in Kansas City, Kansas. A copy of the press release announcing such agreement is attached hereto as Exhibit 5.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: September 17, 2002

By: /s/ A.H.P.M. VAN TIELRADEN
Name: A.H.P.M. van Tielraden
Title: SVP and General Counsel

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibits	Description
1.	Slide presentation, dated August 29, 2002, relating to the results of Koninklijke Ahold N.V. for the 28-week period from December 31, 2001 through July 14, 2002.
2.	Table depicting quarterly sales per region of Koninklijke Ahold N.V.
3.	Table depicting investment capital by region of Koninklijke Ahold N.V.
4.	The text of speech of Chief Executive Officer of Koninklijke Ahold N.V., dated August 29, 2002.
5.	Press release dated September 12, 2002, issued by Koninklijke Ahold N.V. announcing U.S. Foodservice to acquire Lady Baltimore assets.

Exhibit 1

Ahold

Leader in Food Retail and Foodservice

First Half 2002 Analyst Meeting

August 30, 2002

Ahold Fundamentals

Ahold's fundamental business purpose is to create long-term value for our shareholders through flawless execution of the following strategy:

- Hold or gain the #1 or #2 market position in all areas in which we operate
- Provide the best value for money proposition for our customers through local market leadership in quality, service, variety, convenience and innovation
- Recruit, retain and develop the best talent in the industry
- Exchange and benchmark best practices on a global scale
- Leverage food business skills and follow our customers across complementary channels
- Balance risk across markets, channels and formats

Ahold

Building Blocks of Ahold Strategy

Stakeholder Focused		Customer Focused
Leverage food business skills and scale for sales growth and cost savings		Follow our customers across complementary food channels
Use global scale to generate synergies and cost savings; balance risk across markets	Multi-Region	Ahold's global scale translates into greater supply chain efficiency and lower prices for our customers
Grow organic sales through extension into other formats	Multi-Format	Satisfy our customers food needs wherever and whenever they are
Exchange and benchmark best practices among "best-in-class" operating companies on a global scale	Multi-Brand	Be recognized by our customers as the best local food provider, retaining local look, feel, management and merchandising

Ahold

Local Market Leaders

#1

- U.S. Retail* (11 of 22 MSAs)
- Netherlands
- Scandinavia
- Czech Republic
- Brazil - Northeast
- Central America
- Spain - Canary Islands

#2

- U.S. Retail* (6 of 22 MSAs)
- Portugal
- Argentina
- Chile

- Ahold's U.S. Foodservice is the #2 foodservice provider in the United States, behind only Sysco in total sales.

* Ahold USA operates in 22 of the top 100 Metropolitan Statistical Areas (MSAs) in the U.S.

Ahold

U.S. Retail Review

- Ahold USA ID sales growth has outpaced the industry for 12 of the past 15 quarters



6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
4Q98
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02*
+1.5%* in 2Q02
Ahold USA
Industry

* Industry includes Albertson's, Safeway, Kroger and Delhaize America; 2Q02 includes only Safeway and Delhaize; Ahold USA 2Q02 ID sales excludes Peapod and convenience stores

Ahold

U.S. Retail Review

- Continuing strong performance in most markets
- Reduced losses at Peapod: + 33% improvement
- Heightened focus across the organization on the 4 EVA drivers
- Achieving margin expansion through synergies behind the scenes including:
  - Shared sourcing (PPO, NFR)
  - Shrink initiatives
  - Shared services
- Outsourcing of Tops distribution will be completed by 2002

Ahold

U.S. Foodservice Review

Margin improvement initiatives are yielding results

- Increase in "street" sales to 53% a key driver
  - Improves product mix
  - Increases signature brand opportunities
  - Margins reflect demand for value added services
- Improvement in operating expense levels driven by synergies
  - Alliant headquarters reductions
  - Distribution rationalizations
  - Savings realized from planned sales exits
- Increase in purchasing power

Alliant Integration Update

- As of 2Q 2002, 70% of Alliant integration was completed
  - A total of $4 billion in sales effected and 18 facilities closed
- By the end of 3Q 2002, 90% of Alliant integration will be completed
- Sales rationalization will continue into the 4th quarter 2002
- Three remaining facility consolidations targeted for 1Q 2003

Ahold

U.S. Foodservice Plans for 2003

The U.S. Foodservice business model will be implemented in 2003

- Systems integration for 90% of company will be completed in 2003
  - Common purchasing, sales and product cost systems will enhance management efficiency
  - Operational benchmarking will continue strong cost focus
- Integration of signature brand strategy a margin opportunity
  - Signature brands now 30% of street sales
  - USF brand portfolio will be fully implemented by mid-2003

Ahold

U.S. Foodservice Potential

- Sysco's results clearly show the opportunity ahead for U.S. Foodservice

	Sysco	U.S. Foodservice
2002 Revenues	$23.4bln	$18.0 - $18.5bln
EBIT Margin	5.2%	4.2 - 4.3%
Street Sales %	57.7%	53.0%
Signature Brands %	56.2%	30.0%
Working Capital Days	26.4	23.5*

* Securitized receivables added back to working capital for comparison purposes

Ahold

Europe Review

- Strong performance in the Netherlands
  - Albert Heijn sees further sales and earnings gains
- ICA improves sales and margins and reduces costs
- Integration in Spain will take up to 12 more months
  - Cost reduction programs start paying off
  - Management change at Ahold Espana (CEO)
- Changes in Portugal are promising for earnings outlook
- Controlled growth in Poland and Czech Republic
- Sourcing initiatives will generate Euro 50 mln savings

Ahold

Latin America: Looking forward

- Excellent quality operations with great potential
- Ahold is now 100% owner of Disco and unhedged USD debt has been reduced
- Rationalization of assets plus further expansion, mainly by targeting new customer segments
- Reducing working capital and lowering operating costs will fuel EVA improvement
- Good systems in place to control working capital in the potentially hyper-inflationary environment

Ahold

Asia Review

- Sales continue to improve
- Supply chain initiatives improve efficiency
- Strong focus on costs and shrink controls
- Building Asia's best supermarket
- Demographics eventually will underpin further small surface store growth

Ahold

Ahold



Financial Review

Ahold

Financial Highlights

2nd Quarter 2002

	2Q 2002	2Q 2001	% Growth
Sales	**17,273**	**16,100**	**7.3%**
EBITDA*	**1,158**	**1,054**	**9.8%**
% of sales	*6.7%*	*6.5%*	*+20 bps*
EBITA*	**778**	**695**	**11.9%**
% of sales	*4.5%*	*4.3%*	*+20 bps*
Exceptional items	(490)	0	NM
Goodwill amortization	(70)	(36)	-92.1%
Net financial expense	(250)	(207)	-21.2%
Income taxes	(133)	(118)	-13.0%
Income uncons. subs.	6	5	23.6%
Minority interest	(39)	(16)	-144.4%
Net earnings	**(197)**	**324**	**-161.0%**
EPS (reported)	**-0.22**	**0.38**	**-160.5%**
EPS excluding goodwill, exceptionals and currency	**0.39**	**0.39**	**0.7%**

* excluding exceptional items

Ahold

Financial Highlights

First Half 2002

	1H 2002	1H 2001	% Growth
Sales	**39,464**	**34,274**	**15.1%**
EBITDA*	**2,506**	**2,169**	**15.5%**
% of sales	*6.3%*	*6.3%*	
EBITA*	**1,644**	**1,406**	**16.9%**
% of sales	*4.2%*	*4.1%*	*+10 bps*
Exceptional items	(490)	0	NM
Goodwill amortization	(148)	(76)	-94.6%
Net financial expense	(562)	(435)	-29.3%
Income taxes	(258)	(230)	-12.2%
Income uncons. subs.	6	8	-30.8%
Minority interest	(62)	(34)	-82.6%
Net earnings	**131**	**640**	**-79.6%**
EPS (reported)	**0.12**	**0.75**	**-83.8%**
EPS excluding goodwill, exceptionals and currency	**0.81**	**0.81**	**0.5%**

* excluding exceptional items

Ahold

Financial Highlights

EPS excluding goodwill, exceptionals and currency

	2Q 2002	2Q 2001	1H 2002	1H 2001
Earnings common shareholders	**(206.3)**	**315.0**	**110.0**	**619.2**
Net impact of:				
Goodwill amortization	61.3	27.8	128.6	58.5
Exceptional items	490.0	0.0	490.0	0.0
Peso devaluation/inflation loss	19.9	0.0	19.9	0.0
Earnings common shareholders excluding goodwill amortization and exceptional items	364.9	342.8	748.5	677.7
Excluding currency impact		325.3		668.0
Average share outstanding	926.3	831.7	923.4	828.3
EPS excluding goodwill, exceptionals and currency	**0.39**	**0.39**	**0.81**	**0.81**

Ahold

Sales Growth

- Despite difficult global economic conditions, organic sales grew by 2.9% in 2Q02 excluding currency impacts
- Organic sales growth heavily impacted by the shedding of unprofitable contracts at Alliant



Net Sales*
(in millions)
€ 18,000
€ 16,000
€ 14,000
€ 12,000
€ 10,000
€ 8,000
€ 6,000
€ 4,000
5,869
7,893
12,450
16,100
17,273
2Q98
2Q99
2Q00
2Q01
2Q02
Organic
Acquired

	2Q02	2Q01
Sales	17,273	16,100
Sales ex. currency	17,273	14,886
% Increase ex. currency	16.0%	

* Sales growth includes currency impacts

EBITA Margin Growth

- EBITA margin increased 20 basis points in the 2nd quarter
- Synergies continue to be achieved in the areas of shared sourcing, shared services, supply chain management and cost reduction



EBITA Margin
4.6%
4.5%
4.4%
4.3%
4.2%
4.1%
4.0%
3.9%
3.8%
3.7%
3.9%
4.1%
4.3%
4.3%
4.5%
2Q98
2Q99
2Q00*
2Q01*
2Q02*

* Margins impacted by the acquisition of the lower margin U.S. Foodservice business in 2Q00, PYA Monarch in 2Q01, and Alliant in 2Q02. Margins in foodservice are lower, but so is capital intensity.

	2Q02	2Q01
EBITA	777.8	695.0
EBITA ex. currency	777.8	643.1
% Increase ex. currency	20.9%	

Ahold

Diversified Business Mix

- Business risk spread across multiple regions, formats and channels
- U.S. Foodservice now represents 25% of sales and 26% of EBITA

% of Total, 2nd Quarter 2002



100%
80%
60%
40%
20%
0%
-20%
Sales
EBITA
Capital
U.S. Retail
U.S. Foodservice
Europe
Latin America
Asia

2nd Quarter 2002	Sales	EBITA	Capital*
U.S. Retail ($)	6,162	365	11,626
U.S. Foodservice ($)	4,115	192	7,691
Europe (EUR)	5,551	194	8,622
Latin America (EUR)	678	11	2,065
Asia (EUR)	110	(6)	308

2nd Quarter 2002	Sales	EBITA	Capital
U.S. Retail	38%	50%	39%
U.S. Foodservice	25%	26%	26%
Europe	32%	25%	27%
Latin America	4%	1%	7%
Asia	1%	-1%	1%

* Includes the purchase value of goodwill

Ahold

U.S. Retail Highlights

- Strong performance in a challenging economic and competitive environment


U.S. Retail Operating Map
TOPS
STOP & SHOP
GIANT
GIANT
BI-LO
Bruno's

Net Sales	2Q02	2Q01	% Growth
Stop and Shop	2,228	2,074	7.4%
Bi-Lo	848	844	0.4%
Giant Carlisle	644	565	14.0%
Giant Landover	1,232	1,188	3.7%
Tops Markets	742	709	4.6%
Bruno's	442	0	N/A
Peapod	27	22	18.9%
Total Net Sales	**6,162**	**5,403**	**14.1%**
EBITA	365	297	22.8%
% of Sales	*5.9%*	*5.5%*	*+42bps*

Total Stores: 1,624

Ahold

U.S. Retail Highlights

- Organic sales growth of 5.6% in 2Q02
- Comp sales growth was 2.1% and ID sales growth was 1.4% (2.2% and 1.5% respectively excluding convenience stores and Peapod)



Net Sales
(in millions)
$7,000
$6,000
$5,000
$4,000
$3,000
3,488
4,697
4,995
5,403
6,162
2Q98
2Q99
2Q00
2Q01
2Q02
Organic
Acquired

% Growth	2Q02
Organic	5.6%
Absolute	14.1%

U.S. Retail EBITA

- 40 basis point improvement in margin achieved through a favorable sales mix of higher-margin products, shared sourcing and cost reduction
- Not-for-resale shared sourcing synergies offset rising pension costs and lost sales leverage



EBITA Margin
5.9%
5.7%
5.5%
5.3%
5.1%
4.9%
4.7%
4.5%
4.7%
5.1%
5.5%
5.5%
5.9%
2Q98
2Q99
2Q00
2Q01
2Q02
EBITA

	2Q02	2Q01
EBITA	$364.6	$297.0
% increase	*22.8%*	

Ahold

U.S. Retail Outlook

- 2002 ID sales growth of 1-2% expected
- 2002 organic sales growth of 6-7% expected
- Improvement at Bi-Lo in the second half
- 2002 margin expansion of 30 to 40 basis points
- Working capital efficiencies will continue through improved inventory management, standardized vendor terms and increased prepaid funds

Ahold

U.S. Foodservice Sales

- Organic sales growth was -1.7% in Q2, impacted heavily by the shedding of unprofitable Alliant business
- Organic sales growth at core USF branches was 5.0%
- Alliant organic sales growth was -8.1% and -12.4% including Drescher and inter-company transfers
- Drescher impact:
  - Sales to USF were 3rd party in 2001, intercompany in 2002
  - Sales to non-USF and non-Alliant customers are down dramatically



Net Sales
(in millions)
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
1,739
2,757
4,115
2Q00
2Q01
2Q02
Organic
Acquired

Ahold

U.S. Foodservice EBITA

- EBITA increased 56.5% largely due to the consolidation of Alliant
- EBITA margin increased by 30 bps due to higher street sales penetration, increased private label sales, purchasing synergies and cost reduction


EBITA Margin
5.0%
4.8%
4.6%
4.4%
4.2%
4.0%
4.4%
4.4%
4.7%
2Q00
2Q01
2Q02
EBITA

	2Q02	2Q01
EBITA	$192.3	$122.6
% increase	*56.7%*	

U.S. Foodservice Outlook

- Continuing to see upward trend of moving to food prepared away from home
- 2002 net sales expected to be between $18.0 and $18.5 billion
- Continue to see margin expansion through street sales penetration and private label expansion
- 2002 EBITA margin expected to be 4.2% to 4.3%
- EBITA margin expected to increase by 30 to 40 bps in 2003

Ahold

Europe Highlights

- Albert Heijn and ICA continue to lead the way with solid growth
- Sales in Portugal were lower as a result of the exiting of unprofitable product categories


Europe Operating Map
SWEDEN
ICA
NORWAY
DENMARK
BALTIC STATES
etos
THE NETHERLANDS
BELGIUM
CZECH REPUBLIC
POLAND
SLOVAKIA
PINGO DOCE
FeiraNova
hypernova
albert
PORTUGAL
SPAIN

Total Stores: 6,443

2nd Quarter 2002

Net Sales	2Q02	2Q01	% Growth
Netherlands	2,404	2,314	3.9%
Scandinavia	1,907	1,816	5.0%
Portugal	359	392	-8.3%
Czech Republic	236	190	24.4%
Poland	139	141	-1.5%
Spain	496	470	5.7%
Total Net Sales	**5,551**	**5,322**	**4.3%**
EBITA	**194**	**192**	**1.3%**
% of Sales	*3.5%*	*3.6%*	*-10bps*

Ahold

Europe Sales

- Organic sales grew 3.2% in Q2 excluding currency impacts



Net Sales*
(in millions)
€ 6,000
€ 5,500
€ 5,000
€ 4,500
€ 4,000
€ 3,500
€ 3,000
€ 2,500
€ 2,000
€ 1,500
2,173
2,399
3,899
5,322
5,551
2Q98
2Q99
2Q00
2Q01
2Q02
Organic
Acquired

* Sales growth includes currency impacts

% Growth	2Q02
Organic	3.2%
Absolute	4.3%

Europe EBITA

- EBITA improved considerably at ICA, Albert Heijn and Portugal
- Spain continues to experience higher costs due to integration process
- Margins in 2Q02 impacted by lower real estate gains


EBITA Margin*
4.0%
3.8%
3.6%
3.4%
3.2%
3.8%
3.9%
3.7%
3.6%
3.5%
2Q98
2Q99
2Q00
2Q01
2Q02
EBITA

	2Q02	2Q01
EBITA	194.4	191.7
% increase	*1.4%*	

* Margin development impacted by the acquisition of the lower margin ICA business in 2000.

Latin America Highlights

- Business holding up well under intense economic and political turmoil
- Organic sales increased 3.0% excluding currency impacts



Latin America Operating Map
GUATEMALA
EL SALVADOR
HONDURAS
NICARAGUA
COSTA RICA
LA FRAGUA
bompreço
PERU
BRAZIL
PARAGUAY
Santa Isabel
CHILE
ARGENTINA
DISCO
Total Stores: 494

2nd Quarter 2002

Net Sales	2Q02	2Q01	% Growth	% Growth ex. currency
Argentina	169	557	-69.7%	12.9%
Brazil	334	323	3.4%	24.4%
Santa Isabel	174	195	-10.8%	4.9%
La Fragua	0	171	NM	NM
Total Net Sales*	678	1,246	-45.6%	

EBITA	11	35	-68.2%
% of Sales	*1.6%*	*2.8%*	*-80bps*

* Note: As of 1Q02, La Fragua has been deconsolidated.

Ahold

Argentina Update

- Ahold acquired the remaining shares in DAIH in early August for a total price of $452 million. Ahold assumed debt related to VRH of $25 million.
- Second quarter charge related to the purchase of DAIH shares and assumption of VRH debt amounts to EUR 410 million
- Goodwill impairment charge related to Argentina of approximately EUR 80 million
- Reduced USD debt in Argentina from $183 million to $103 million as of August 29th.

Remaining Exposure in L.A.

- Sales and earnings must be translated from local currency into Euros at prevailing rates for financial reporting purposes
- Ahold owns 100% of its venture in Argentina and Brazil, 70% in Santa Isabel but will tender for the outstanding shares and 33% in CARHCO
- Unhedged dollar debt of $153M in Argentina and interest rates tied to inflation on peso loans
- Remaining goodwill:

	Dutch GAAP	U.S. GAAP
DAIH (EUR)	81 mln	83 mln
Brazil (EUR)	140 mln	615 mln

Ahold

Asia Highlights

- Sales increased 13.4%; organic sales growth was 15.3% excluding currency impacts
- EBITA losses increased by EUR 1 million
- Focus on profitability

Asia Operating Map



THAILAND
TOPS
MALAYSIA
INDONESIA

Total Stores: 106

2nd Quarter 2002

	2Q02	2Q01	% Growth	% Growth ex. currency
Sales	110	97	13.4%	15.3%
EBITA	(6)	(5)	-22.5%	
% of sales	*-5.1%*	*-4.7%*	*-30bps*	

Ahold

Improving Returns

Return on Capital Employed

	2Q02	2Q01	2Q00
U.S. Retail & Corp.	12.4%	11.5%	10.5%
U.S. Foodservice	8.0%	8.2%	N/A
Europe	9.9%	9.5%	9.7%
Latin America	7.7%	7.0%	4.2%
Asia Pacific	-6.8%	-5.6%	-8.4%
Total ROCE	10.5%	9.3%	7.3%

Definition

Rolling EBITA excluding goodwill amortization and exceptional charges divided by Rolling Capital including the purchase value of goodwill

Ahold

Cashflow

2nd Quarter Cashflow

	2Q02	2Q01
Cashflow from operations	950.5	514.4
Cashflow from investments	(561.2)	(817.8)
Cashflow from financing	124.7	303.7
Cash dividends	(288.2)	(73.7)
Exchange rate differences	(98.5)	35.5
Net change in cash	127.3	(37.9)

Ahold

Operating Cashflow

- Rolling 2nd quarter operating cashflow increased 51.3% to EUR 3.3 billion



Rolling 2Q Operating Cashflow
€ 3,500
€ 3,000
€ 2,500
€ 2,000
€ 1,500
€ 1,000
2,120
2,197
3,324
2Q00
2Q01
2Q02

Ahold

Net Capital Expenditures

- Second quarter net capital expenditures decreased 11.0% to EUR 524.1 million



Second Quarter Net Capital Expenditures
€ 700
€ 600
€ 500
€ 400
€ 300
€ 200
€ 100
€ 0
413.8
588.8
524.1
2Q00
2Q01
2Q02
U.S. Retail
U.S. Foodservice
Europe
Latam
Asia

Ahold

Change in Provisions

In EUR million	1H02
U.S. Foodservice	78
Spain	16
Other	14
Change 1H 2002	108

Ahold

Provisions for Spain

In EUR million	
Provisions at YE 2001	92.3
Change in 1Q 2002	(6.8)
Change in 2Q 2002	(9.1)
Provisions at 1H 2002	76.5

Ahold

Provisions for U.S. Foodservice

In EUR million	
Provisions at YE 2001	344.6
Change in 1Q 2002	(33.5)
Change in 2Q 2002	
Additions	63.7
Deductions	(37.4)
Provisions at 1H 2002	337.4

Ahold

Balance Sheet

	2Q 2002	1Q 2002	% Change
Assets			
Cash and short-term investments	1,457	1,330	9.5%
Receivables	3,541	3,938	-10.1%
Inventories	4,414	4,838	-8.7%
Current Assets	**9,412**	**10,106**	**-6.9%**
Tangible fixed assets	13,010	13,890	-6.3%
Intangible fixed assets	5,336	5,714	-6.0%
Financial fixed assets	1,501	1,678	-10.4%
TOTAL ASSETS	**29,259**	**31,388**	**-6.8%**
LIABILITIES			
Loans Payable	1,826	1,494	22.3%
Other current liabilities	8,515	8,727	-2.4%
Current Liabilities	**10,341**	**10,221**	**-1.2%**
Long-term debt	9,890	10,870	-9.0%
Subordinated loans	1,780	1,780	0.0%
Provisions	1,923	1,939	-0.8%
Minority Interest	549	541	1.5%
Group Equity	4,776	6,037	-20.9%
TOTAL LIABILITIES AND EQUITY	**29,259**	**31,388**	**-6.8%**

Ahold

Net Debt

Components of Net Debt

	2Q02	1Q02	% Growth
Long-term debt*	9,890	10,870	-9.0%
Short-term debt	1,827	1,494	22.3%
Subordinated loans	1,780	1,780	0.0%
Gross Debt	**13,497**	**14,144**	**-4.6%**
Cash and cash equivalents	1,457	1,330	9.5%
Loans receivable	430	469	-8.3%
Total Net Debt	**11,610**	**12,345**	**-6.0%**

* Includes capital leases

Net Debt Ratios

Rolling Net Debt to Rolling EBITDA



3.0
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2.0
2.6
2.7
2.4
2Q00
2Q01
2Q02

Definition: Equals rolling net interest bearing liabilities divided by rolling EBITDA excluding exceptional charges

Rolling Interest Coverage



4.0
3.8
3.5
3.3
3.0
2.8
2.5
3.6
2.9
3.3
2Q00
2Q01
2Q02

Definition: Equals rolling EBITA excluding exceptional charges divided by rolling net interest

Ahold

Net Debt Ratios



Rolling Net Debt to Rolling EBITDA
3.0
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2.0
2.6
2.7
2.4
2Q00
2Q01
2Q02

Definition: Equals rolling net interest bearing liabilities divided by rolling EBITDA excluding exceptional charges



Rolling Interest Coverage
4.0
3.8
3.5
3.3
3.0
2.8
2.5
3.6
2.9
3.3
2Q00
2Q01
2Q02

Definition: Equals rolling EBITA excluding exceptional charges divided by rolling net interest

Ahold

Net Working Capital

In EUR mln	2Q01	3Q01	4Q01	1Q02	2Q02
Inventories	4,279	4,230	5,067	4,838	4,414
Trade accounts receivable	1,655	1,550	1,937	1,912	1,604
Cash-on-hand	343	324	559	447	516
Accounts payable - merchandise	-4,577	-4,273	-5,363	-5,068	-4,727
Other WC components	-1,136	-1,200	-1,791	-1,632	-1,850
Net working capital excl. other cash	563	631	409	497	-44
Other cash & cash investments	823	2,890	1,413	883	941
Net working capital	1,386	3,520	1,822	1,380	898

Ahold

Net Working Capital Days

In EUR mln	2Q01	3Q01	4Q01	1Q02	2Q02
Inventories/daily COGS	27.6	29.7	28.9	23.1	29.2
Trade accounts receivable/daily sales	8.0	8.1	8.2	6.9	7.9
Cash-on-hand/daily sales	1.7	1.7	2.4	1.6	2.5
Acc. payable merchandise/daily COGS	-29.6	-30.0	-30.6	-24.1	-31.2
Other WC/daily sales	-5.5	-6.3	-7.6	-5.9	-9.1
Net working capital excl. other cash/daily sales	2.7	3.3	1.7	1.8	-0.2
Other cash/daily sales	4.0	15.2	6.0	3.2	4.6
Net working capital/daily sales	6.7	18.5	7.7	5.0	4.4

Ahold

Rolling Net Working Capital

In EUR mln	2Q01	3Q01	4Q01	1Q02	2Q02
Rolling inventories	4,229	4,118	4,822	4,838	4,494
Rolling trade accounts receivable	1,606	1,574	1,781	1,953	1,760
Rolling cash-on-hand	339	332	375	405	412
Rolling acc. payable - merchandise	-4,470	-4,369	-5,056	-5,011	-4,633
Rolling Other WC	-1,383	-1,268	-1,273	-1,383	-1,433
Rolling net working capital excl. other cash	321	387	649	801	600
Rolling Other cash & cash investments	955	1,365	1,554	1,625	1,432
Rolling Net working capital	1,275	1,752	2,203	2,426	2,032

Ahold

Rolling Net Working Capital Days

In EUR mln	2Q01	3Q01	4Q01	1Q02	2Q02
Roll. inventories/daily COGS	28.8	28.5	32.0	29.5	28.9
Roll. trade acc. receivable/daily sales	8.2	8.2	8.9	9.0	8.5
Roll. cash-on-hand/daily sales	1.7	1.7	1.9	1.9	2.0
Roll. acc pay merchandise/daily COGS	-30.5	-30.2	-33.5	-30.5	-29.8
Rolling other WC/daily sales	-7.1	-6.6	-6.4	-6.4	-6.9
Rolling net working capital excl. other cash/daily sales	1.6	2.0	3.2	3.7	2.9
Rolling other cash/daily sales	4.9	7.1	7.7	7.5	6.9
Rolling net working capital/daily sales	6.5	9.1	11.0	11.1	9.8

Ahold

Rolling NWC Days per Region*

In EUR mln	2Q01	3Q01	4Q01	1Q02	2Q02
Royal Ahold	1.6	2.0	3.2	3.7	2.9
U.S. Retail	2.1	2.1	2.3	2.2	2.4
U.S. Foodservice	16.1	18.0	15.5	15.3	15.6
Europe	-1.6	-1.4	-1.2	-0.7	-1.9
Latin America	-10.3	-8.8	1.0	7.0	7.3
Asia Pacific	-0.8	-2.4	-3.8	-2.5	-0.7

* excludes other cash

Ahold

NWC Days per Region*

In EUR mln	2Q01	3Q01	4Q01	1Q02	2Q02
Royal Ahold	2.7	3.3	1.7	1.8	-0.2
U.S. Retail	0.5	3.6	0.1	3.4	-0.2
U.S. Foodservice**	17.0	20.2	14.1	15.6	15.5
Europe	1.1	-1.1	-5.0	-2.9	-2.8
Latin America	-5.8	-2.9	8.4	8.9	7.9
Asia Pacific	-3.4	-3.4	-5.2	4.6	5.5

* excludes other cash

Ahold

U.S. GAAP Reconciliation

	2Q 2002	2Q 2001
Net earnings/(loss) in accordance with Dutch GAAP	**(197.5)**	**323.8**
Dividends on cumulative preferred financing shares	(8.8)	(8.8)
Net earnings/(loss) in accordance with Dutch GAAP to common shares	**(206.3)**	**315.0**
Items having the effect of increasing (decreasing) reported net earnings:		
Goodwill	129.6	(80.7)
Pensions	5.4	1.6
Revaluation of real estate	0.4	0.4
Reorganization costs	(3.0)	0.0
Other provisions	(5.0)	(28.2)
Real estate gains	2.4	(28.5)
SFAS 133	8.8	(31.7)
Other adjustments	(1.3)	(1.3)
Income tax effects of reconciling items	(5.3)	24.4
Minority interest	0.1	10.1
Net earnings/(loss) in accordance with U.S. GAAP applicable to common shares	**(74.2)**	**181.0**

Ahold

2002 Outlook

- Organic operating earnings growth confirmed at 15%
- Including Alliant and Bruno's, operating earnings growth to reach 20%
- EPS growth target revised downward to 5-8%
- Cash flow in excess of capital expenditure
- Result improvement heavily back-loaded to 2H02


FROZEN FOODS

2003 Preliminary Outlook

- Focus on profitable organic sales and earnings growth
- Relatively low organic sales growth (4-5%)
- Continued margin expansion as a consequence of additional synergies and further cost reduction programs
- Improved capital efficiency and additional working capital reduction leading to increased returns on capital employed
- Free cash flow generation to reduce net debt and pay for the cash portion of dividends
- Respectable earnings per share growth
- Details to be provided on 5 March 2003

Ahold

Certain statements in this presentation are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to, statements as to expected increases in sales, operating results and market shares, estimates in respect of earnings (growth), earnings per share and cash flow and capital expenditure, expectations as to improved productivity levels and savings from new programs, expectations with respect to opportunities for expansion and growth, expectations as to the completion of announced acquisitions and the synergies to be realized from both contemplated and announced acquisitions and expectations as to working capital efficiencies. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions and changes in interest rates in the countries in which Ahold operates, particularly in Latin-American countries such as Argentina, increased competition in the markets in which Ahold operates, changes in marketing methods utilized by competitors, difficulties encountered in the integration of acquisitions, in particular in Spain and the U.S., the behavior of other market participants and the actions of government regulators. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. Dollar and the Argentine Peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this presentation. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".

Ahold

Ahold

Ahold

Quarterly Sales and Trends per Region

The following table shows Ahold's sales per region for the previous quarter. Percentages show the change between this year's quarter and the same quarter in the previous year. Identical sales growth information is also included. Identical sales excludes the sales of new or relocated stores. Sales of new acquisitions are being considered organic following four quarters of consolidation. This figure is available starting Q2 2000. Store numbers include franchise stores, convenience stores (starting Q2 2000) and associated stores (starting Q2 2000). Reported sales are sales to third parties.

		Q2 - 2002 (12 weeks)	Q1 - 2002 (16 weeks)	Q4 - 2001 (12 weeks)	Q3 - 2001 (12 weeks)	Q2 - 2001 (12 weeks)	Q1 - 2001 (16 weeks)	Q4 - 2000 (12 weeks)	Q3 - 2000 (12 weeks)	Q2 - 2000 (12 weeks)	Q1 - 2000 (16 weeks)	Q4 - 1999 (12 weeks)*	Q3 - 1999 (12 weeks)
ROYAL AHOLD	*(EUR mln)*												
Sales		17 273	22 191	16 810	15 509	16 100	18 171	15 291	13 776	12 150	10 951	8 580	7 801
Sales Growth (%)		7.3%	22.1%	9.9%	12.6%	29.3%	65.9%	78.2%	26.5%	57.7%	18.0%	12.8%	36.7%
Organic Sales Growth excluding currency impact (%)		2.9%	5.5%	4.0%	6.5%	8.2%	6.6%	6.9%	6.8%	6.6%	-		-
Number of Stores		8 667	8 641	8 812	8 662	8 632	8 671	8 262	8 220	8 134	4 246	3 993	3 967
USA Retail & Corporate	*(USD mln)*												
Sales		6 162	7 901	5 637	5 357	5 303	6 801	5 186	4 829	4 797	6 437	4 753	4 433
Sales Growth (%)		14.1%	16.2%	8.9%	11.0%	12.6%	10.9%	9.1%	8.9%	6.2%	1.8%	-0.1%	27.5%
Identical sales Growth (%)		1.1%	1.3%	-0.4%	3.4%	5.1%	[illegible]	3.2%	2.2%	0.5%	2.0%	2.7%	1.1%
Number of Stores		1 624	1 622	1 615	1 413	1 393	1 381	1 337	1 309	1 300	1 068	2	1 045
Stop & Shop	*Sales*	2 228	2 810	2 119	2 059	2 071	[illegible]	1 813	1 741	1 425	1 913	1 623	1 531
	Change	7.3%	11.2%	16.9%	18.3%	15.6%	32.1%	28.2%	13.7%	3.9%	7.8%	0.6%	8.8%
	Number of stores	322	320	321	315	313	311	211	207	204	202	202	197
BI-LO	*Sales*	848	1 088	839	848	844	1 111	810	835	791	953	728	696
	Change	0.1%	-2.1%	-1.3%	0.0%	6.3%	16.5%	15.4%	19.9%	17.3%	6.0%	1.5%	1.9%
	Number of stores	443	418	416	438	430	123	122	122	119	281	281	275
Giant Food Stores - Carlisle	*Sales*	644	825	615	573	565	[illegible]	567	505	812	1 064	823	771
	Change	14.0%	14.8%	8.5%	12.6%	32.9%	32.3%	31.2%	31.1%	7.0%	2.8%	-4.7%	1.3%
	Number of stores	112	109	107	107	99	97	96	166	165	160	156	155
Giant Food Inc. - Landover	*Sales*	1 232	1 629	1 228	1 163	1 188	1 537	1 155	1 079	1 082	1 433	1 102	1 013
	Change	3.7%	6.0%	3.6%	7.8%	9.8%	7.2%	7.6%	6.6%	3.9%	5.7%	31.6%	-
	Number of stores	188	187	186	185	181	176	176	176	176	176	176	175
Tops Markets	*Sales*	712	937	723	701	709	881	689	614	652	821	658	600
	Change	4.7%	6.0%	1.9%	8.8%	8.6%	7.6%	1.2%	7.4%	4.1%	-1.2%	-9.3%	-5.8%
	Number of stores	372	371	370	368	367	366	347	338	336	219	218	213
Bruno's	*Sales*	442	578	407									
	Change		-			-					-		
	Number of stores	187	187	185						-	-	-	
Peapod	*Sales*	27	36	26	24	22	25	24	22				
	Change	18.9%	13.9%	8.8%	12.2%	-	-	-		-	-	-	-
	Number of stores		-	-		-			-		-	-	
USA Foodservice	*(USD mln)*												
(US Foodservice, Alliant)													
Sales		3 118	5 387	3 138	2 806	2 757	3 133	2 198	2 016	1 239	-		
Sales Growth (%)		19.3%	56.7%	42.7%	49.2%	58.6%				-		-	
ASIA	*(EUR mln)*												
Sales		110	129	108	93	97	101	105	97	97	103	101	115
Sales Growth (%)		13.1%	18.9%	5.1%	3.9%	0.0%	1.9%	3.6%	17.2%	12.6%	21.7%	-41.8%	22.1%
Number of Stores		106	106	101	75	93	96	97	93	91	87	80	75

Ahold

Quarterly Sales and Trends per Region

The following table shows Ahold's sales per region for the previous quarters. Percentages show the change between this year's quarter and the same quarter in the previous year. Identical sales growth information is also included. Identical sales excludes the sales of new or relocated stores. Sales of new acquisitions are being considered organic following four quarters of consolidation. This figure is available starting Q2 2000. Store numbers include franchise stores, convenience stores (starting Q2 2000) and associated stores (starting Q2 2000). Reported sales are sales to third parties.

		Q2 -2002 (12 weeks)	Q1 -2002 (16 weeks)	Q4 -2001 (12 weeks)	Q3 -2001 (12 weeks)	Q2 -2001 (12 weeks)	Q1 - 2001 (16 weeks)	Q4 - 2000 (12 weeks)	Q3 - 2000 (12 weeks)	Q2 - 2000 (12 weeks)	Q1 - 2000 (16 weeks)	Q4 - 1999 (12 weeks)*	Q3 - 1999 (12 weeks)
EUROPE	*(EUR mln)*												
Sales		5 551	6 090	5 589	5 204	5 322	5 692	5 027	4 499	3 899	3 200	2 722	2 450
Sales Growth (%)		4,3%	7,0%	11,2%	15,7%	36,5%	77,9%	84,7%	83,6%	62,5%	10,9%	8,8%	15,7%
Number of Stores		6 443	6 455	6 516	6 556	6 560	6 622	6 282	6 273	6 202	2 564	2 442	2 398
The Netherlands	*Sales*	2 403	3 112	2 408	2 238	2 311	2 936	2 130	1 937	1 972	2 575	2 028	1 849
	- Change	3,9%	5,6%	3,3%	15,6%	17,4%	14,3%	14,9%	4,7%	6,6%	8,7%	2,1%	9,8%
	Number of stores	2 314	2 314	2 333	2 357	2 374	2 393	2 368	2 405	2 291	1 848	1 773	1 770
Scandinavia *(JV with ICA Group)*	*- Sales*	1 907	1 790	1 815	1 744	1 516	1 635	1 824	1 792	1 224	-	-	
	- Change	5,0%	9,5%	40,5%	2,7%	48,3%					-	-	
	- Number of stores	2 946	2 967	2 991	3 046	3 072	3 115	3 124	3 108	3 167	-		
Portugal *(JV with JMR)*	*Sales*	359	345	416	397	397	357	411	378	359	319	383	348
	Change	8,3%	3,3%	1,1%	5,0%	9,2%	11,8%	7,4%	9,7%	14,0%	7,0%	11,1%	10,8%
	Number of stores	198	198	198	198	198	197	210	204	202	197	196	183
Czech Republic	*Sales*	236	208	250	193	190	159	188	153	134	123	139	112
	Change	24,4%	30,8%	32,8%	26,2%	42,0%	28,7%	35,5%	35,9%	26,7%	26,1%	19,4%	33,1%
	- Number of stores	211	208	205	192	188	189	190	184	183	170	173	164
Poland	*- Sales*	139	151	170	149	141	123	131	108	87	67	71	56
	Change	-1,5%	23,2%	29,9%	10,1%	62,0%	83,7%	85,7%	94,3%	75,7%	47,6%	40,3%	46,4%
	- Number of stores	167	164	165	154	150	138	149	138	129	120	115	105
Spain	*- Sales*	496	472	532	516	470	476	143	133	124	117	103	90
	- Change	5,7%	-0,8%	270,9%	288,3%	277,8%	305,7%	39,4%	47,1%	52,2%	2631,4%		
	- Number of stores	601	604	623	609	578	579	241	234	230	229	185	179
LATIN AMERICA	*(EUR mln)*												
Sales*		678	849	1 282	1 155	1 216	1 216	1 140	1 308	1 224	1 114	981	875
Sales Growth (%)		-45,6%	-30,2%	-10,9%	11,5%	1,8%	9,2%	46,8%	49,2%	40,3%	44,7%	4,2%	126,4%
Number of Stores		494	462	608	598	586	580	569	545	541	527	408	396
Brazil** *(Bompreço, G Barbosa)*	*- Sales*	334	404	330	280	323	340	327	383	367	338	333	325
	- Change	3,1%	18,6%	22,8%	27,0%	11,9%	0,7%	28,6%	39,4%	27,3%	24,4%	-20,0%	-28,8%
	- Number of stores	141	109	110	110	110	106	108	103	102	101	100	98
Argentina *(Disco)*	*- Sales*	169	251	543	523	557	520	606	573	529	467	475	436
	- Change	-69,7%	-51,8%	-40,3%	8,7%	5,2%	11,5%	21,5%	31,5%	29,8%	39,8%	31,7%	
	- Number of stores	237	236	236	236	235	231	215	225	224	211	213	201
Chile, Peru, Paraguay *(Santa Isabel)*	*Sales*	174	191	202	184	195	191	208	195	183	178	173	164
	- Change	10,8%	0,2%	3,0%	6,0%	6,9%	7,0%	20,2%	19,0%	3,4%	8,8%	0,2%	
	- Number of stores	116	117	118	116	113	110	96	95	94	98	97	[illegible]
The following companies are deconsolidated	*(USD mln)*												
La Fragua *(Guatemala, Honduras, El Salvador)*	*Sales*	164	163	185	152	148	151	171	137	136	128		
	Change	10,8%	7,9%	7,0%	10,6%	9,1%	18,4%						
	Number of stores	150	136	144	136	130	130	130	123	121	122		
CSU/CCA *(Costa Rica, Nicaragua, Honduras)*	*Sales*	198	202										
	Change												
	Number of stores	132	132										

*) Latin America numbers exclude La Fragua per Q1 2002
**) Brazil includes G Barbosa since Q1 2002

Ahold

Average capital by Region

The following overview shows the Return on Invested Capital. Return is measured as Rolling EBITA (excluding goodwill amortization & exceptional charges) devided by Rolling Capital. Rolling Capital includes the purchase value goodwill.

Return on Capital invested

		Q2 -2002	Q1 -2002	Q4 -2001	Q3 -2001	Q2 -2001	Q1 - 2001	Q4 - 2000	Q3 - 2000	Q2 - 2000	Q1 - 2000	Q4 - 1999	Q3 - 1999
USA Retail & Corporate	*USD*	12,4%	12,0%	11,4%	11,5%	11,5%	11,4%	10,3%	10,4%	10,5%	10,4%	11,[illegible]	10,6%
USA Foodservice	*USD*	8,0%	7,2%	6,5%	8,1%	8,2%	7,9%	5,6%	4,1%	2,0%	-		
Europe	*EUR*	9,9%	9,7%	10,5%	9,8%	9,5%	9,0%	9,2%	10,0%	9,7%	17,6%	19,6%	20,5%
Latin America	*EUR*	7,7%	7,2%	7,4%	7,3%	7,0%	7,1%	6,7%	4,5%	4,2	3,9	4,1	5,4%
Asia Pacific	*EUR*	-6,8%	-6,1%	-5,6%	-5,7%	-5,6%	-6,4%	-7,3%	-7,7%	-8,4%	-10,8%	-13,8%	-17,6%
Total **	*EUR*	10,5%	9,5%	9,2%	9,8%	9,3%	9,3%	8,6%	7,6%	7,3%	9,1%	9,8%	10,1%

** including capital related to corporate activities

Rolling capital

Amounts in mln.		Q1 -2002	Q1 -2002	Q4 -2001	Q3 -2001	Q2 -2001	Q1 - 2001	Q4 - 2000	Q3 - 2000	Q2 - 2000	Q1 - 2000	Q4 - 1999	Q3 - 1999
USA Retail & Corporate	*USD*	11,626	11,459	11,284	10,447	9,900	9,820	10,687	10,521	10,386	10,109	9,097	9,024
USA Foodservice	*USD*	7,691	7,571	7,441	5,485	5,060	4,646	4,399	3,868	3,830	-	-	-
Europe	*EUR*	8,622	8,738	8,331	8,239	8,294	8,147	7,311	5,726	5,356	2,665	2,343	2,137
Latin America	*EUR*	2,065	2,551	2,758	2,932	3,177	3,147	3,028	3,216	2,854	2,727	2,367	1,723
Asia Pacific	*EUR*	308	325	318	305	312	290	271	289	324	303	298	267
Total **	*EUR*	30,538	33,112	32,461	28,656	29,043	27,419	26,521	25,760	23,846	16,749	14,418	13,062

** including capital related to corporate activities

Rolling EBITA*

Amounts in mln.		Q1 -2002	Q1 -2002	Q4 -2001	Q3 -2001	Q2 -2001	Q1 - 2001	Q4 - 2000	Q3 - 2000	Q2 - 2000	Q1 - 2000	Q4 - 1999	Q3 - 1999
USA Retail	*USD*	1,447	1,379	1,286	1,204	1,140	1,120	1,101	1,080	1,086	1,048	1,003	956
USA Foodservice	*USD*	615	546	481	445	413	367	245	158	77	0	0	0
Europe	*EUR*	853	851	872	811	786	737	671	574	520	470	460	438
Latin America	*EUR*	159	183	203	215	222	223	204	146	119	106	97	93
Asia Pacific	*EUR*	-21	-20	-18	-17	-18	-19	-20	-22	-27	-33	-41	-47
Total	*EUR*	3,216	3,134	2,978	2,812	2,693	2,538	2,270	1,961	1,740	1,521	1,415	1,314

Capital leases end of quarter

Amounts in mln.		Q1 -2002	Q1 -2002	Q4 -2001	Q3 -2001	Q2 -2001	Q1 - 2001	Q4 - 2000	Q3 - 2000	Q2 - 2000	Q1 - 2000	Q4 - 1999	Q3 - 1999
USA Retail & Corporate	*USD*	1,066	1,055	1,050	992	982	990	1,006	993	995	943	952	896
USA Foodservice	*USD*	12	12	13	16	16	18	18	16	17	-	-	-
Europe	*EUR*	35	27	31	20	21	21	19	21	21	21	6	7
Latin America	*EUR*	116	152	98	82	96	105	117	136	134	39	38	31
Asia Pacific	*EUR*	1	1	1	1	2	2	2	2	2	2	2	0
Total	*EUR*	1,239	1,375	1,333	1,260	1,286	1,245	1,226	1,321	1,235	1,066	990	880

*) Rolling capital has replaced the previously reported average capital employed. Main variance is the inclusion of the purchase value of goodwill.

Ahold President & CEO Cees van der Hoeven: "Let's not forget for whom we work"

Zaandam, The Netherlands, August 29, 2002 - Ahold President & CEO Cees van der Hoeven gave the following customer-focused speech at a press conference today at corporate headquarters, in which he elaborated on the second-quarter and first-half 2002 results issued at 8:00 a.m. CET:

Ladies and Gentlemen,

Thank you for your interest in our company and your attendance at our second quarter results press conference.

This morning, we reported the first quarterly loss in many years. As I mentioned in the press release, reporting a loss hurts for a company that is used to deliver consistently strong results and proud to be an excellent partner for its stakeholders.

Fortunately the reasons are entirely incidental and largely unrelated to operational performance. The earlier announced exceptional charge with respect to the default of our Argentine partner Velox Retail Holdings of € 410 million and the additional impairment of goodwill in Disco Ahold International Holdings of € 80 million explain most of the difference.

When Michael Meurs walks you through the numbers later, you will also notice there are some other non-operational issues that worked against us compared to last year. These include increased goodwill amortization and higher currency differences in financial expenses. Lower gains on real estate sales also had a negative impact. Once you take out these factors, the fundamentals of the business are really quite robust, as you can see in the pro forma earnings statement attached to the press release.

In the current trading environment, where most markets have experienced a slowdown in the second quarter, it is hard to grow sales at an acceptable level. In these circumstances, we are very pleased that most Ahold companies have gained market share in their trade areas. This is the clear result of strong business fundamentals and the many special efforts our companies have made. Despite that, organic sales growth for this quarter was only 2.9%. This growth is obviously very low compared to previous quarters.

United States - foodservice

It is largely explained by U.S. Foodservice, however, where we have shed quite a lot of unprofitable business. We also lost sales due to the restructuring that took place at U.S. Foodservice as Alliant was being integrated. The integration process itself is ahead of schedule and we already see significant bottom-line benefits. This is evidenced by the increase in operating margin of our foodservice activities. The purchasing synergies and cost reductions we've put in place have helped significantly and that bodes well for the future. As yet, we see no uptake in the foodservice market in general and our sales are expected to remain relatively soft through the rest of the year.

United States - retail

The retail activities in the US performed very well, particularly at Stop & Shop, Giant-Landover and Giant-Carlisle. Consumer demand was lackluster in this sector but we managed to do quite well under the circumstances. Margins continued to improve as a consequence of cost reductions and other synergies. There are lots of new initiatives to improve performance even further. Competition in U.S. food retail markets continues unabated but collectively our companies form a strong group able to increase market share and operating margins at the same time. We are seeing further improvements at BI-LO but there is still some way to go. Bruno's continues to deliver on plan and losses are being reduced at Peapod.

Europe

In Europe, we saw improvements from the first quarter. Spain, although profitable, came in lower than last year but we see the early signs of integration efforts bearing fruit. Portugal improved its earnings over last year, although sales were impacted by the discontinuation of loss-making business. In the Netherlands, Albert Heijn did very well, as did ICA in Sweden. The Norwegian operations are also much improved over last year. In Central Europe, we saw the cost impact of our entry into Slovakia and continued losses in Poland. The Czech Republic managed to break even in the traditionally low season. In Europe, real estate gains were much lower than last year.

Latin America and Asia

Latin America was evidently impacted by lower exchange rates. In the very challenging environment, our companies performed well when measured in local currencies. Our two latest additions, Barbosa in Brazil and CARHCO in Central America, turned in excellent results. Performance in Asia continues to be impacted by a lack of critical mass. Michael will mention the other elements of our results, such as the factors that impacted financial expenses, the tax rate and the improved working capital.

Revised earnings outlook 2002 reconfirmed

Ladies and Gentleman, despite the fact that we have dealt with the main concerns in Argentina and that the fundamentals of the business are really quite good, the rest of this year will continue to be challenging. The retail market is likely to remain depressed and we are putting a lot of hard work into driving sales, reducing costs and increasing other synergies. Fortunately we are blessed with an extremely motivated and dedicated group of Ahold associates determined to rise to the challenge and work collectively to keep our business strong for all our stakeholders. We reconfirm the revised earnings outlook we gave on July 17th. It does require a good performance in the second half of 2002 and we are confident that we can deliver.

Preliminary Outlook 2003 prudent, margin expansion projected

In the meantime, Ahold is working on a solid plan for 2003 and we felt it important for you to know the qualitative parameters. They give you a flavor of the direction the company is taking. The focus is on the fundamentals of organic sales and earnings growth. For reasons of prudence, we target low organic growth, but we do foresee continued margin expansion. Together with greater capital efficiency, this roadmap will lead to higher returns on capital employed, free cash flow generation and respectable earnings per share growth. No major acquisitions are expected and therefore no additional equity funding is projected. However, the plan does include smaller acquisitions and potential divestments. We will not give any quantification before March 5th, 2003 when we have the annual 2002 earnings release. In the current financial and trading environment, we feel this plan is not only realistic, but also the most beneficial to our stakeholders.

"Let's not forget for whom we work"

Ladies and Gentlemen, after a difficult first half year, our company is in good shape, but there is one thing I would like to bring to your attention. The statue depicting a customer in front of our corporate headquarters bears the legend "Let's not forget for whom we work", courtesy of my legendary predecessor Albert Heijn. And yes, when you read through the press release, when you listen to our story and most particularly when you try to understand such complexities as an Argentine partnership, you may think it has little to do with our customers anymore.

This is what some commentators forget: we are a real company, made up of real people working real hard everyday to service real customers in order to make real money for shareholders. Customer satisfaction, as I have said before, is our only reason for being in business, and we will never forget that.

So here is the real plan: we will continue to do what we do best: provide our customers with value for money, convenience, variety, quality and service, every moment of every day. We will continue to stick to the fundamentals and we'll be innovative and pleasantly surprising at the same time. With our incredibly talented and diverse group of associates we are best positioned to attract and retain the people that matter most: our customers.

Thank you for your attention and your support.

C.H. van der Hoeven

Ahold President & CEO

http://reports.huginonline.com/871969/107602.pdf

Ahold Corporate Communications: +31.75.659.5720

Mobile: Annemiek Louwers: +31.6.53.98.16.06;

Nick Gale: +31.6.55.77.22.83.

Ahold's U.S. Foodservice to acquire Lady Baltimore assets

Zaandam, The Netherlands, September 12, 2002 - Ahold's wholly-owned foodservice subsidiary in the United States, U.S. Foodservice, today announced it has reached agreement to acquire certain assets and assume certain liabilities of Lady Baltimore Foods, Inc. ("Lady Baltimore"), a prominent regional broadline foodservice distributor based in Kansas City, Kansas.

The assets involved include Lady Baltimore's net working capital and its goodwill. U.S. Foodservice will extend offers of employment to a number of Lady Baltimore's employees, including a majority of its sales force. The planned transaction is expected to be completed in the third quarter of 2002. It should enable U.S. Foodservice to improve its presence in the large and competitive markets of Kansas City, Kansas, Kansas City, Missouri and St. Louis, Missouri.

Lady Baltimore sells and distributes over 14,000 food items and kitchen supplies to a broad base of institutional customers that includes restaurants, schools and the healthcare sector in Kansas, Missouri, Nebraska, Arkansas, Oklahoma, Illinois and Iowa. The company, established in 1946, operates from a 460,000 sq.ft. (approximately 46,000 sq.m.) facility in Kansas City in the central

United States.

U.S. Foodservice, headquartered in Columbia, Maryland, was acquired by Ahold in April 2000. The company now serves more than 300.000 institutional customers with some 43.000 food products and related items.

Ahold is a multi-local food retailer and foodservice operator serving 40 million customers in 27 countries every week, with 2001 sales of Euro 66.6 billion.

http://reports.huginonline.com/873438/108028.pdf

Ahold Corporate Communications: +31.75.659.5720
Mobile Nick Gale: +31.6.55.77.22.83.
